Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Amounts in USD

Dates

Collection Period No.	46			
Collection Period (from... to)	1-Apr-2022	30-Apr-2022		
Determination Date	12-May-2022			
Record Date	13-May-2022			
Distribution Date	16-May-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2022	16-May-2022	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2022	15-May-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	125,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	449,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	121,950,000.00	65,456,381.54	55,550,182.17	9,906,199.37	81.231647	0.455516
Total Note Balance	**1,384,950,000.00**	**65,456,381.54**	**55,550,182.17**	**9,906,199.37**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	100,967,939.87	91,061,740.50			
Yield Supplement Overcollateralization Amount	87,929,652.04	4,482,550.01	3,951,600.41			
Pool Balance	**1,508,391,985.09**	**105,450,489.88**	**95,013,340.91**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.644140%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.030000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	3.150000%	171,823.00	1.408963	10,078,022.37	82.640610
Total		**$171,823.00**		**$10,078,022.37**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	10,380,393.78	(1) Total Servicing Fee	87,875.41
Interest Collections	322,021.35	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	0.00	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	98,542.53	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	171,823.00
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	117.16	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**10,801,074.82**	(6) Regular Principal Distributable Amount	9,906,199.37
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**10,801,074.82**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	635,177.04
		Total Distribution	**10,801,074.82**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	87,875.41	87,875.41	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	171,823.00	171,823.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	171,823.00	171,823.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	171,823.00	171,823.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	9,906,199.37	9,906,199.37	0.00
Aggregate Principal Distributable Amount	9,906,199.37	9,906,199.37	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	29.19
minus Net Investment Earnings	29.19
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	29.19
Net Investment Earnings on the Collection Account	87.97
Investment Earnings for the Collection Period	117.16

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	105,450,489.88	12,204
Principal Collections	7,595,159.76	
Principal Collections attributable to Full Pay-offs	2,785,234.02	
Principal Purchase Amounts	0.00	
Principal Gross Losses	56,755.19	
Pool Balance end of Collection Period	95,013,340.91	11,647
Pool Factor	6.30%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.63%
Weighted Average Number of Remaining Payments	52.73	16.14
Weighted Average Seasoning (months)	14.04	55.65

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	93,890,317.91	11,562	98.82%
31-60 Days Delinquent	944,095.14	68	0.99%
61-90 Days Delinquent	140,431.71	12	0.15%
91-120 Days Delinquent	38,496.15	5	0.04%
Total	95,013,340.91	11,647	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.188%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current			Cumulative	
Losses (1)	Amount	Number of Receivables		Amount	Number of Receivables
Principal Gross Losses	56,755.19	3		23,771,632.94	911
Principal Net Liquidation Proceeds	-			6,968,232.72	
Principal Recoveries	96,043.95			10,317,886.69	
Principal Net Loss / (Gain)	(39,288.76)			6,485,513.53	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.470%)
Prior Collection Period	(0.077%)
Second Prior Collection Period	2.097 %
Third Prior Collection Period	(0.384%)
Four Month Average	0.291%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.430%
Average Net Loss / (Gain)	7,119.11

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.